Exhibit 77D
Policies with respect to security investment

The Fund has revised its investment policy regarding its investments in convertible securities.
Its revised policy provides that the Fund will invest, under normal circumstances, at least 80% of the value of its assets (consisting of net assets plus the amount of any borrowings for investment purposes) in convertible securities. This investment policy may be changed in the future by the Fund's Board of Directors without shareholder approval. The Fund will provide shareholders with at least 60 days prior notice of any change to this investment policy. The notice will be given in accordance with Investment
Company Act rules.